FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2002

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National Bank of Greece S.A.

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(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

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(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

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(Registrant)

Date : 15th July, 2002

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Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

NOT FOR RELEASE OR DISTRIBUTION IN THE U.S.

PRESS RELEASE

Athens, 12 July 2002

In May 2002, the Board of Directors of National Bank announced a voluntary early retirement scheme to staff. By the closing date for the submission of applications, a substantial number of employees (575) had applied to benefit from the scheme.

This development provides the Bank with the opportunity to advance less senior though promising members of its workforce and to make a number of administrative changes that will enhance the efficiency of management.

At its meeting today, the Board decided to make a number of changes to the Bank's organisational structure. New managerial posts – General Managers – will be introduced, whose role will be to supervise and coordinate the tasks of the various Divisions or groups of Divisions. The new General Managers will be responsible for:

1. Supervising and coordinating the activities of their respective units,
2. Monitoring progress with regard to the Bank's business targets and goals,
3. Approving expenditures, investments and financing within set limits, and
4. Contributing to the Bank's management regarding the design of the Bank's strategy, setting out the various goals of the Bank, and drawing up an annual budget for their respective Divisions.

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 334 1000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201

K.A. 01 - 5942 (1007 - 10/01) 40/100

The following individuals were selected as General Managers:

Mr Agesilaos Karabelas	Legal Services
Mr Anthimos Thomopoulos	Financial & Management Accounting Services
Mr Nikolaos Mallouhos	Operational Support
Mr Thomas Pliakos	Human Resources
Mr Alexandros Tourkolias	Shipping Finance
Mr Dimitrios Pinis	Corporate Financing
Mr Ioannis Filos	Domestic Network
Mr Agis Leopoulos	International Activities
Mr Georgios Aronis	Retail Banking
Mr Dimitrios Goumas	Investment Banking

The General Managers will be reporting directly to the Chairman of the Bank, or to one of the three Deputy Chairmen. Following these changes in the structure of the Bank's Divisions and Regional Administration, and the introduction of the posts of General Manager, NBG's organisational structure will be as follows:

Reporting directly to the Chairman Mr Theodoros Karatzas:

- General Manager of Legal Services
- Chairman's Office
- Secretariat Division
- Group Risk Management Division
- Audit Division
- Legal Services Division

- Strategic Planning and Research Division
- Public Relations Sub-Division
- Historical Archive Sub-Division

Reporting directly to Deputy Chairman Mr Theodoros Pantalakis:

- General Manager of Human Resources
- General Manager of Operational Support
- General Manager of Financial & Management Accounting
- Deputy Chairman's Office
- Human Resources Development Division
- Operations Division
- Supplies Division
- Financial & Management Accounting Division
- Organisation Division
- Property Management Division
- Information Technology Division
- Personnel Division
- Technical Services Division
- Cash & Custody Division

Reporting directly to Deputy Chairman Mr Andreas Vranas:

- General Manager of Domestic Network
- General Manager of Corporate Financing

- General Manager of Shipping Finance
- Deputy Chairman's Office
- Non-performing Loans Division
- Network Operations Division
- Shipping Finance Division
- Commercial Credit Division
- Corporate Financing Division
- Regional Divisions I, II, III, IV, V & VI
- Central Branch (040)
- Panepistimiou Branch (720)

Reporting directly to Deputy Chairman Mr Apostolos Tamvakakis:

- General Manager of International Activities
- General Manager of Investment Banking
- General Manager of Retail Banking
- Deputy Chairman's Office
- Treasury Division
- Private Banking Division
- International Division I
- International Division II
- Trade Credit Division
- Consumer Credit Division
- Mortgage Lending Division

- Marketing Division
- Investments & Capital Markets Division
- Project Finance Division
- Consultancy Division

This press release does not constitute an offer to sell or to acquire any securities of National Bank of Greece or any NBG Group company in the United States or in any other jurisdiction. Securities of National Bank of Greece or any NBG Group company may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended, or an available exemption from such registration. Any offering of such securities to be made in the United States will be made by means of a prospectus that may be obtained from National Bank of Greece and that will contain detailed information about the company and management including financial statements.